Exhibit 99.22

Consent of David Runnels

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “NI 43-101 Feasibility Study of the Rainy River Project, Ontario, Canada” effective date January 16, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 28th day of March, 2014

“David Runnels”
Name:	David Runnels, Eng.
Title:	Project Manager – Mining and Metallurgy